October 27, 2005
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Re:	MedCath Corporation Comment Letter Dated August 4, 2005 File No. 0-33009
Dear Mr. Rosenberg:
MedCath Corporation (the “Company” or “MedCath”), submitted responses on August 18, 2005 and October 18, 2005 (the “Response Letters”) to your comment letter dated August 4, 2005 pertaining to our Annual Report on Form 10-K for the year ended September 30, 2004 and our Form 10-Q for the period ended March 31, 2005. As requested in a phone conversation with you on October 26, 2005, MedCath is hereby submitting the following additional information.
In providing this additional information, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In item 2.d. of the Response Letters, we indicated that we primarily revise our current year settlements in February of each year upon the completion of the actual cost reports and tentative settlements. Please be advised that for the years ended September 30, 2004 and 2003, the net increases to revenue as a result of these adjustments were $1.4 million and $0.8 million, respectively. There was no net impact to revenue for the year ended September 30, 2002, as the cost reports for fiscal 2001 were not required to be completed until the second quarter of fiscal 2003. Additionally, as noted in the Response Letter, the net increase to revenue recognized in the quarter ended March 31, 2005 was $1.7 million.
In future filings of our reports on Form 10-K we intend to expand our applicable disclosures to incorporate the above discussion regarding such adjustments. Further, in future filings of our reports on both Form 10-K and Form 10-Q, we will include disclosures of final settlements of amounts due to or from 3rd party payors if such amounts are considered material or a statement that such amounts were not material.

10720 Sikes Place	/	Suite 300	/ Charlotte, NC 28277	/	(704) 708-6600	/	Fax (704) 708-5035

Mr. Jim B. Rosenberg
Securities and Exchange Commission

We trust that you find the foregoing responsive to the staff’s comments. Should you have any additional questions or require any additional information, please do not hesitate to contact me at (704) 708-6610.
Sincerely,
/s/ JAMES E. HARRIS
James E. Harris
Executive Vice-President and
Chief Financial Officer